December 21, 2004

By Facsimile and U.S. Mail

Paul J. Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, CA 94104

	Re:	Wells Real Estate Investment Trust, Inc.
		Schedule TO-T, Amendment No. 2 Filed December 13, 2004
 	      Filed by Sutter Opportunity Fund 3, LLC; Sutter Capital Management, LLC and Robert E. Dixon

Dear Mr. Derenthal:

	We have the following comments on the above-referenced filing:

Schedule TO-T

1. Provide the following written statement. See the closing comments of our November 29, 2004 letter:

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

*  	the filing persons are responsible for the adequacy and accuracy
	of the disclosure in the filings;

* 	staff comments or changes to disclosure in response to staff
	comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* 	the filing persons may not assert staff comments as a defense in
	any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note the revised disclosure in response to comment 6. It appears that you should disclose the fact that shareholders could receive a higher price by participating in the redemption program. Revise to disclose this fact or tell us why it is not material. See Item 1011(b) of Regulation M-A.

3. We note the revised disclosure in response to comment 10 and reissue the comment. While we will not object if you recommend that security holders consult their own tax advisors with respect to the particular federal income tax consequences of the transaction that may be applicable to them in their unique situation, you may not state that they "should" do so. Revise the disclosure accordingly.

4. We reissue comment 13. Revise condition (a) to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered. It appears that the concern highlighted in your response letter is addressed in other conditions to the offer.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions